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19010514

Securities and Exchange Commission
Trading and Markets

MAY 3 0 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5 ✗
PART III

SEC FILE NUMBER
8-30461

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____04/01/18_____ AND ENDING _____03/31/19_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FBN Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, 10th Floor
(No. and Street)

New York	**NY**	**10271**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Guilfoyle   516-496-7100
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff Trattner & Co., PC
(Name – *if individual, state last, first, middle name*)

1225 Franklin Ave., Suite 200	**Garden City**	**NY**	**11530**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Dennis Naso _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBN Securities, Inc. _____, as of March 31 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENEVIEVE M. GUILFOYLE
Notary Public, State of New York
No. 01GU4827099
Qualified in Nassau County
Commission Expires 11/30/20 20

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBN SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2019

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT]

CONTENTS



Israeloff, Trattner & Co. P.C. ,

CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of FBN Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FBN Securities, Inc. (the Company), as of March 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our Opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FBN Securities, Inc. as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FBN Securities, Inc.'s management. Our responsibility is to express an opinion on FBN Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FBN Securities, Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Israeloff Trattner & Co. P. C.

We have served as FBN Securities, Inc.'s auditor since 2003.

Garden City, New York
May 28, 2019

FBN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

ASSETS

Cash and cash equivalents	$	1,550,158
Certificate of deposit		58,487
Receivable from clearing organizations		271,223
Receivable from customers		512,726
Property and equipment, at cost, less accumulated depreciation and amortization of $123,785		30,571
Other assets		12,746
TOTAL ASSETS	$	2,435,911

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	896,193
Officer and employee loans		31,380
TOTAL LIABILITIES	$	927,573

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY

Common stock, no par value, 200 shares authorized, 76.5 shares issued and outstanding	6,000
Additional paid-in capital	334,406
Retained earnings	1,609,557
	1,949,963
Less: 113.5 shares of common stock in treasury, at cost	(441,625)
TOTAL SHAREHOLDERS' EQUITY	1,508,338
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,435,911

See accompanying notes to financial statements

-2-

1. LINE OF BUSINESS

FBN Securities, Inc. (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenues mainly in the form of commissions from the sale of stocks, bonds and options traded on various stock exchanges and consulting income from research conducted on behalf of its clients. The Company maintains offices in New York and Pennsylvania.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are held in the ordinary course of business to be cash equivalents for cash flow statement purposes. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, certificate of deposit, receivables from customers and clearing organizations, accounts payable and bank debt for which carrying values approximate fair values due to the short maturities of those instruments.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and consist of furniture, fixtures, equipment and leasehold improvements. Major expenditures for fixed assets and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income.

RECEIVABLE FROM CLEARING ORGANIZATIONS

The Company maintains brokerage accounts with clearing organizations through which all trading transactions are cleared. The receivable and all securities owned are with these same organizations. The Company is subject to credit risk if these organizations are unable to repay the receivable or return securities in their custody.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company follows the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at either March 31, 2018 or March 31, 2019.

The Company files U.S. federal income tax returns and separate state and local income tax returns in New York, Florida and Pennsylvania. Returns filed in these jurisdictions for tax years ended on or after March 31, 2016 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of March 31, 2019, the Company was not exposed to such risk.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of March 31, 2019, the Company was not exposed to such risk.

SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2019, and through May 28, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2019.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, The FASB issued authoritative guidance that requires lessees to account for most leases on their balance sheets with the liability being equal to the present value of the lease payments. The right-of-use asset will be based on the lease liability adjusted for certain cost such as direct costs. Lease expense will be recognized similar to current accounting guidance with operating leases resulting in a straight-line expense. This guidance becomes effective for the Company's fiscal 2020 first quarter, with early adoption permitted. This guidance must be adopted using a modified retrospective transition approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements, and provides for practical expedients. The Company is currently evaluating the timing, impact and method of applying this guidance on its financial statements.

3.   RECEIVABLES FROM CLEARING ORGANIZATIONS AND CUSTOMERS

The receivable balance from the clearing organization and customers have not historically required any write-offs for credit losses and are stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.

4.   PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7	$ 128,426
Leasehold improvements	6	25,930
		154,356
Less: Accumulated depreciation and amortization		123,785
Net property and equipment		$ 30,571

5.   LOAN PAYABLE

The Company has a revolving line of credit with a bank that calls for principal and interest (at prime plus 1.56%) payments that vary from month to month depending on the outstanding balance. As of March 31, 2019 there was no balance outstanding on the revolving line of credit.

6.   COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases an office facility under a non-cancellable operating lease in New York expiring on December 31, 2020. In addition to base rent payments, the Company is liable for real estate taxes and certain operating expenses. In addition, the Company rents office space in California on a month-to-month basis. Rent expense for the year ended March 31, 2019 was $322,130.

Future minimum annual lease payments under this non-cancellable operating lease for the years ending March 31 is as follows:

2020	$ 261,886
2021	196,414
Total	$ 458,300

A letter of credit in the amount of $58,394 has been issued as rent security on the Company's New York office. The letter of credit expires and will automatically renew on March 25, 2020. The letter of credit is collateralized by a certificate of deposit with a fair value at March 31, 2019 of $58,487.

7.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2019, the Company had net capital of $1,269,448, which was $1,207,610 in excess of its required net capital of $61,838. The Company's aggregate indebtedness to net capital ratio was .73 to 1.00.

8.   401(K) PROFIT SHARING PLAN

The Company sponsors a 401(K) profit sharing plan that covers all eligible employees. Under the 401(K) salary reduction provisions of the plan, employees may elect to defer part of their compensation, subject to statutory limitations, and have the deferred amounts contributed to their retirement accounts, which vest immediately.